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Filed by Health Management Systems, Inc. pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.


Subject Company: HMS Holdings Corp. Commission File Number for Registration
Statement: 333-100521

Health Management Systems, Inc. sent the following press release to its shareholders:

[Health Management Systems LOGO]


                                 PRESS RELEASE


Release:  January 31, 2003

Contact:  Kathy Arendt, Corporate Secretary
          (212) 857-5423
          (212) 857-5004 (fax)
          E-Mail: invest@hmsy.com
          http://www.hmsy.com


          Announcement from Health Management Systems, Inc.


New York, NY, January 31, 2003-Health Management Systems, Inc. (Nasdaq: HMSY) announced today that it had received an administrative subpoena from the United States Attorney's Office for the Southern District of New York. The subpoena seeks the production of certain documents from January 1982 to present relating to medical reimbursement claims submitted to Medicare and other healthcare programs by the Company on behalf of a significant client in the Provider Services Division. The United States Attorney's Office has not asserted any violations of law or applicable healthcare regulations by either the Company or the client. The Company's services are subject to regulation pertaining to billing for Medicare and Medicaid services, which primarily involve record keeping requirements and other provisions designed to prevent unauthorized payments.

The Company intends to cooperate fully with the investigation. However, the Company is not able at this time to give any assurances as to the duration or outcome of the investigation or as to the effect that any proceedings that may be brought by the government may have on the Company's business.

                                     # # #




Nasdaq:HMSY
Health Management Systems, Inc.
401 Park Avenue South
New York, New York 10016
(212) 685-4545
(212) 857-5004 (fax)



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A registration statement has been filed with the SEC on Form S-4 which contains a definitive proxy statement and prospectus of HMSY and HMS Holdings Corp. and other relevant documents concerning the holding company proposal. This communication shall not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state. Investors are urged to read the definitive proxy statement and prospectus and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information on the proposed restructuring. Investors can obtain the documents filed with the SEC free of charge at the SEC's Web site (www.sec.gov) under the name of HMS Holdings Corp. In addition, investors may obtain a free copy of the definitive proxy statement and prospectus and other documents filed by HMSY and HMS Holdings Corp. with the SEC by contacting HMSY's Shareholder Services at 212-857-5486. Investors should read the definitive proxy statement and prospectus before making any voting or investment decision.

HMSY and its directors and executive officers may be deemed to be participants in the solicitation of proxies from HMSY shareholders. HMS Holdings Corp. may also be deemed to be a participant in the solicitation. Investors may obtain additional information regarding HMSY, HMS Holdings Corp. and their respective officers and directors, including beneficial ownership information, by reading the definitive proxy statement and prospectus.